

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
 of VectorGlobal WMG, Inc.
 (A Wholly-Owned Subsidiary of VectorMex International, Inc.)

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. (the "Company") (A Wholly-Owned Subsidiary of VectorMex International, Inc.) as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of VectorGlobal WMG, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of VectorGlobal WMG, Inc. (A Wholly-Owned Subsidiary of VectorMex International, Inc.) as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 26, 2016

An Independent Member of Baker Tilly International